SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 5 November 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Americas RevPAR Growth Announcement
99.2	Total Voting Rights
99.3	Holding(s) in Company

Exhibit No: 99.1

25 October, 2010
InterContinental Hotels Group PLC Announces Third Quarter Americas RevPAR Growth at annual conference for hotel owners

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences this week.  Details of revenue per available room (RevPAR) for IHG's brands in the Americas for July, August and September 2010, for the third quarter 2010 and for the nine month period to 30 September 2010 will be disclosed at this conference and are tabled below.

RevPAR growth in the Americas region accelerated through the third quarter to 6.7% driven by occupancy growth of 3.8 percentage points and rate growth of 0.8% as business travellers continued to return in greater numbers.  Rate growth improved through the quarter.

Holiday Inn and Holiday Inn Express RevPAR growth accelerated in the third quarter driven by the success of the relaunched hotels which are strongly outperforming those hotels that have not completed the relaunch.  Third quarter RevPAR growth at hotels which completed the relaunch grew by 7.9% at Holiday Inn and 6.8% at Holiday Inn Express.  In the US, these hotels now sit at a 36% and 20% RevPAR premium to their respective industry segments.

IHG's full third quarter results will be announced at 7am UK time on 9 November when further commentary will be provided.

Americas Comparable RevPAR Growth (constant currency)	July 2010	August 2010	Sept 2010	Third Quarter 2010	Nine months to 30 Sept 2010
InterContinental	13.8%	9.7%	11.7%	11.8%	8.1%
Crowne Plaza	5.1%	5.4%	6.0%	5.5%	4.6%
Holiday Inn	6.1%	5.6%	7.3%	6.3%	3.0%
- relaunched (557 hotels)				7.9%	4.7%
- not relaunched (240 hotels)				2.2%	(1.1)%
Holiday Inn Express	6.3%	6.7%	6.3%	6.4%	3.3%
- relaunched (1,347 hotels)				6.8%	3.8%
- not relaunched (244 hotels)				3.9%	0.0%
Staybridge Suites	4.7%	9.7%	9.9%	8.0%	6.3%
Candlewood Suites	4.6%	6.5%	7.6%	6.2%	1.8%
Hotel Indigo	9.2%	10.7%	15.7%	11.8%	9.6%
Total Americas	6.4%	6.5%	7.3%	6.7%	3.9%

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512 176
Media Affairs (Leslie McGibbon, Giles Deards):	+44 (0)1895 512 425	+44 (0)7808 094 471

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,500 hotels and more than 650,000
guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club
®
Rewards
with 52 million members worldwide.
IHG has over 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

Exhibit No: 99.2

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 October 2010, InterContinental Hotels Group PLC's issued share capital consists of 288,949,834 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 288,949,834.

The above figure, 288,949,834, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
29 October 2010

Exhibit No: 99.3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Southeastern Asset Management Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	29 October 2010
6. Date on which issuer notified:	2 November 2010
7. Threshold(s) that is/are crossed or reached:	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	15,311,538	5.3%			14,342,029		4.97%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,342,029	4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	5 November 2010